

August 10, 2015

<u>Via E-mail</u>
Michael J. Rapport
Chairman and Chief Executive Officer
Evans Brewing Company Inc.
2000 Main St
Irvine, CA 92619

> **Re:** **Evans Brewing Company Inc.**
> **Form 10-K for the Fiscal year Ended December 31, 2014**
> **Filed April 9, 2015**
> **File No. 000-54995**

Dear Mr. Rapport:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel, and Mining

cc: C. Parkinson Lloyd, Esq.
        Kirton McConkie, P.C.